Form **1065**

Department of the Treasury
Internal Revenue Service

U.S. Return of Partnership Income

For calendar year 2015, or tax year beginning __Jul 6__ , 2015,
ending __Dec 31__ , 20 __15__ .

► Information about Form 1065 and its separate instructions is at *www.irs.gov/form1065.*

OMB No. 1545-0123

2015

A Principal business activity Equipment Rental	**D** Employer identification no. 47-4580421
B Principal product or service Rental Marketplace	**E** Date business started 07/06/15
C Business code number 532310	**F** Total assets (see the instrs) $

Type or Print

Name of partnership
Rental Marketplace LLC

Number, street, and room or suite number. If a P.O. box, see the instructions.
14431 Ventura Blvd. # 232

City or town, state or province, country, and ZIP or foreign postal code
Sherman Oaks   CA   91423

G Check applicable boxes: (1) [X] Initial return (2) [ ] Final return (3) [ ] Name change (4) [ ] Address change (5) [ ] Amended return
(6) [ ] Technical termination — also check (1) or (2)

H Check accounting method: (1) [X] Cash (2) [ ] Accrual (3) [ ] Other (specify) ► _____

I Number of Schedules K-1. Attach one for each person who was a partner at any time during the tax year ► _____ 6

J Check if Schedules C and M-3 are attached · [ ]

Caution. *Include **only** trade or business income and expenses on lines 1a through 22 below. See the instructions for more information.*

INCOME

1a	Gross receipts or sales · · · · · · · · · · · · · · · · · · ·	**1a**	
b	Returns and allowances · · · · · · · · · · · · · · · · · · ·	**1b**	
c	Balance. Subtract line 1b from line 1a · · · · · · · · · · · · · ·	**1c**	
2	Cost of goods sold (attach Form 1125-A) · · · · · · · · · · · · · · ·	**2**	
3	Gross profit. Subtract line 2 from line 1c · · · · · · · · · · · · · ·	**3**	
4	Ordinary income (loss) from other partnerships, estates, and trusts (attach statement) ·	**4**	
5	Net farm profit (loss) (attach Schedule F (Form 1040)) · · · · · · · · ·	**5**	
6	Net gain (loss) from Form 4797, Part II, line 17 (attach Form 4797) · · · · · ·	**6**	
7	Other income (loss) (attach statement) · · · · · · · · · · · · · · · · ·	**7**	
8	**Total income (loss).** Combine lines 3 through 7 · · · · · · · · · · ·	**8**	

DEDUCTIONS (SEE INSTRS FOR LIMITATIONS)

9	Salaries and wages (other than to partners) (less employment credits) · · · · ·	**9**	
10	Guaranteed payments to partners · · · · · · · · · · · · · · · · · ·	**10**	
11	Repairs and maintenance ·	**11**	199.
12	Bad debts ·	**12**	
13	Rent ·	**13**	
14	Taxes and licenses ·	**14**	136.
15	Interest ·	**15**	
16a	Depreciation (if required, attach Form 4562) · · · · · · · · · · · · **16a**		
b	Less depreciation reported on Form 1125-A and elsewhere on return · · · **16b**	**16c**	
17	Depletion **(Do not deduct oil and gas depletion.)** · · · · · · · · · · ·	**17**	
18	Retirement plans, etc. ·	**18**	
19	Employee benefit programs ·	**19**	
20	Other deductions (attach statement) · · · · · · · · · · · · · · · STMT	**20**	84,693.
21	**Total deductions.** Add the amounts shown in the far right column for lines 9 through 20 · · · · · · · · ·	**21**	85,028.
22	**Ordinary business income (loss).** Subtract line 21 from line 8 · · · · · · · · · · · · · ·	**22**	-85,028.

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than general partner or limited liability company member manager) is based on all information of which preparer has any knowledge.

► _____ ► __12/05/16__
Signature of general partner or limited liability company member manager   Date

May the IRS discuss this return with the preparer shown below (see instrs)? [ ] Yes [ ] No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check [ ] if self-employed	PTIN
Firm's name ► Self-Prepared			Firm's EIN ►	
Firm's address ►			Phone no.	

BAA For Paperwork Reduction Act Notice, see separate instructions.   PTPA0112 08/03/15   Form **1065** (2015)